ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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December 13, 2024

Jenny O'Shanick

United States Securities & Exchange Commission

Division of Corporation Finance Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Post Qualification Amendment No. 6 to Offering Statement on Form 1-A

Filed December 13, 2024

File No. 024-12221

Dear Ms. O'Shanick:

Please accept this letter and filing of Form 1A-POS/A in response to the Commission’s letter today dated December 13, 2024.

Amendment No. 5 to Post Qualification Amendment to Offering Statement on Form 1-A

filed December 12, 2024

Audited Consolidated Financial Statements as of December 31, 2023 and 2022, page 128

1. It appears to us that the audited financial statements, which were converted into a text searchable format, are not consistent with the audited financial statements previously presented in Amendment No. 4 to your offering statement. Please revise your offering statement to present the appropriate audited financial statements including the correct earnings per share information and related footnote disclosure in note 10.

With today’s filing, the erroneously included financial statements have been replaced with the correct version

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

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